Exhibit 99.35

News Release

NORBORD AND AINSWORTH PROVIDE UPDATE ON MERGER AND CLOSING

TORONTO, ON and VANCOUVER, BC (March 16, 2015) – Norbord Inc. (“Norbord”) (TSX: NBD) and Ainsworth Lumber Co. Ltd. (“Ainsworth”) (TSX: ANS) today announced that they have been informed by the Antitrust Division of the United States Department of Justice that it has closed its review of the previously announced combination of Norbord and Ainsworth. Norbord and Ainsworth expect the transaction to be completed on March 31, 2015.

On December 8, 2014, Norbord and Ainsworth announced that they had entered into an arrangement agreement under which Norbord and Ainsworth would merge to create a leading global wood products company focused on oriented strand board (OSB) across North America, Europe and Asia. Under the terms of the transaction, Norbord will acquire all of the outstanding common shares of Ainsworth in an all-share transaction. Ainsworth shareholders will receive 0.1321 of a share of Norbord for each Ainsworth share.

On January 27, 2015, the transaction was overwhelmingly approved by the shareholders of each of Norbord and Ainsworth. On January 30, 2015, the Supreme Court of British Columbia granted a final order approving the combination of Norbord and Ainsworth by way of a plan of arrangement under the Business Corporations Act (British Columbia).

Information for Ainsworth Shareholders

Registered holders of Ainsworth common shares are reminded that they must properly complete, sign and return the Letter of Transmittal, along with their share certificate(s), to Computershare Investor Services Inc., as depositary, in order to receive the Norbord common shares they are entitled to under the plan of arrangement. Holders of Ainsworth common shares who hold their shares through a broker, investment dealer or other intermediary should carefully follow the instructions provided by such broker, investment dealer or other intermediary in order to receive the Norbord common shares they are entitled to under the plan of arrangement. All deposits of Ainsworth common shares are irrevocable.

Additional copies of the Letter of Transmittal may be requested from Computershare Investor Services Inc. by telephone at: 1-800-564-6253 or by email at: corporateactions@computershare.com. Copies of the letter of transmittal are also available on Ainsworth’s website at www.ainsworthengineered.com and on SEDAR at www.sedar.com.

About Norbord

Norbord Inc. is an international producer of wood-based panels with assets of more than $1 billion, employing approximately 1,900 people at 13 plant locations in the United States, Europe and Canada. Norbord is one of the world’s largest producers of OSB. In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

About Ainsworth

Ainsworth Lumber Co. Ltd. is a leading manufacturer and marketer of OSB with a focus on value-added specialty products for markets in North America and Asia. Ainsworth’s four OSB manufacturing mills, located in Alberta, British Columbia and Ontario, have a combined annual capacity of 2.5 billion square feet (3/8-inch basis). Ainsworth is a publicly traded company listed on the Toronto Stock Exchange under the symbol ANS.

Forward Looking Statements

Certain information provided in this news release is forward-looking information pursuant to National Instrument 51-102 promulgated by the Canadian Securities Administrators. Norbord and Ainsworth believe that the expectations reflected in such information are reasonable, but no assurance is given that such expectations will be correct. Forward-looking information is based on the beliefs and assumptions of Norbord and Ainsworth based on information available at the time the assumptions were made and on management’s experience and perception of historical trends, current conditions and expected further developments as well as other factors deemed appropriate in the circumstances. Investors are cautioned that there are risks and uncertainties related to such forward-looking information and actual results may vary. This news release contains forward-looking information concerning the anticipated completion of the transaction and the anticipated timing for completion of the transaction. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking information include, without limitation, the satisfaction of the conditions to closing of the transaction, including the timing thereof. The transaction could be modified, restructured or terminated. Investors are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the operations or financial results of Norbord, Ainsworth or the combined company are included in the joint management information circular in relation to the proposed combination and other filings made by Norbord and Ainsworth with the Canadian Securities Administrators and may be accessed through SEDAR (www.sedar.com), at www.norbord.com or at www.ainsworthengineered.com. The forward-looking information is made as of the date of this news release and Norbord and Ainsworth assume no obligation to update or revise them to reflect new events or circumstances, except as explicitly required by applicable securities laws.

For information, contact:

Norbord Investors:

Heather Colpitts

Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

Ainsworth Investors:

Rob Feustel

Treasurer

Tel. (604) 661-3235

info@ainsworth.ca

Media:

Longview Communications Inc.

Trevor Zeck – (604) 694-6037

Nick Anstett – (416) 649-8008

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